UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coldstream Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One 100th Ave NE Suite 102
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erika Yelle (Name) 425-283-1604 (Area Code – Telephone Number) erika.yelle@coldstream.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue Suite 2800 (Address) Seattle (City) WA (State) 98104-4019 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 659 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Erika Yelle_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Coldstream Securities, Inc._____, as of ___FEBRUARY___ 24, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KAREN A KARAICA
Notary Public
State of Washington
Commission # 37045
My Comm. Expires Oct 29, 2025

Signature: _____

Title: ___Chief Compliance Officer___

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and
Financial Statements with Supplementary Information
Year Ended December 31, 2021

COLDSTREAM SECURITIES, INC.
<u>CONTENTS</u>

Page



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 22, 2022

We have served as the Company's auditor since 2014.

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash (Note 1)	$	182,333
Accounts receivable (Note 1)		4,000
Other assets		64,265
TOTAL ASSETS	$	250,598

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,243
TOTAL LIABILITIES		9,243

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		577,741
Accumulated deficit		(346,386)
TOTAL SHAREHOLDER'S EQUITY		241,355
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	250,598

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Commissions	$	62,205
Distribution fees		36,587
Referral fees		6,000
TOTAL REVENUE		104,792
EXPENSES		
Administrative fees (Note 3)		30,696
Licenses and permits		18,466
Commission		41,498
Professional fees		20,929
Insurance fees		61,088
Miscellaneous		2,315
TOTAL EXPENSES		174,992
NET LOSS BEFORE PROVISION FOR TAXES		(70,200)
Income tax benefit		14,742
NET LOSS	$	55,458

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | Common Stock | | Additional | Accumulated | Total Shareholder's |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2020	112	$ 10,000	$ 477,741	$ (290,928)	$ 196,813
Contribution			100,000		100,000
Net loss				(55,458)	(55,458)
Balance at December 31, 2021	112	$ 10,000	$ 577,741	$ (346,386)	$ 241,355

The accompanying notes are an integral part of these financial statements.

4

COLDSTREAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(55,458)
Changes in operating assets and liabilities		
Increase in accounts payable and accrued expenses		(7,899)
Increase in due from related party		(67,533)
Decrease in other assets		14,523
NET CASH USED IN OPERATING ACTIVITIES		(116,367)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Parent		100,000
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES		100,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(16,367)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		198,700
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	182,333
SUPPLEMENTAL DISCLOSURES OF CASH PLAN INFORMATION		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly owned subsidiary of Coldstream Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, referral fees and state directed 529 plan commissions to customers throughout the United States.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.
The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and referring securities transactions to other broker-dealers.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2021.

The Company is affiliated with The Rainier Group, Inc. (RGI). RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. In the course of delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. In these cases, RGI refers the business owner to a reputable third-party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller, which is recorded as revenue by the Company. Referral fees are earned when the referral is accepted by the client. Referral fees are not recognized at the time the referral is completed because there are multiple requirements to meet per the contract due to the timing of closing of transactions between the referral and the client, the closing price and payment conditions established between the parties. Revenue will not be recognized until it is probable that a significant reversal will not occur. Coldstream Securities Inc. earned referral fee revenues in 2021 totaling $6,000.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where, and if, multiple performance obligations are

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2021</u>

identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States.

Commission revenues are sourced from state directed 529 plans, mutual funds, and annuities. A portion of the revenue from mutual funds and annuities are based on a fixed rate applied, as the performance obligation is satisfied at the time of each individual sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.
The Company performs an evaluation at contract inception to determine whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled. The Company has not recorded an allowance for credit losses due to the short-term nature of these receivables and history of no losses on these receivables. The Company had receivables from contracts with customers of $4,000 as of December 31, 2020 and December 31, 2021. The Company did not have deferred revenue as of December 31, 2020 and December 31, 2021.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. On December 31, 2021, the Company had net capital and net capital requirements of $177,090 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0522 to 1.0.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $30,696, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2021</u>

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2021, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, *Accounting for Contingencies*.

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential loss is minimum, if any.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the date of the statement of financial condition but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the date of the statement of financial condition and before the financial statements were available to be issued. The Company has evaluated subsequent events through February 22, 2022, which is the date the financial statements were available to be issued. The Company is not aware of subsequent events that would require recognition or disclosure in the financial statements other than the disclosure below.

On January 27th, 2022, CSI received $100K capital infusion from Coldstream Holdings, Inc.

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2021

Total shareholder's equity	$	241,355
Less - Nonallowable assets:		
Other assets		64,265
Total debits		64,265
NET CAPITAL		177,090
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$ 616 or $5,000, whichever is greater		5,000
Excess net capital	$	172,090
AGGREGATE INDEBTEDNESS:		
Accounts payable & accrued expenses	$	9,243
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0522 to 1.0

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2021.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company is therefore not required to prepare the computation for determination of reserve requirements or information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

We have reviewed management's statements, included in the accompanying Coldstream Securities, Inc.'s Exemption Report (the exemption report), in which:

1) Coldstream Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Coldstream Securities, Inc. states Coldstream Securities, Inc. is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Coldstream Securities, Inc. limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Coldstream Securities, Inc.; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and

- Coldstream Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Coldstream Securities, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Coldstream Securities, Inc.'s management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coldstream Securities, Inc.'s compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Seattle, Washington
February 22, 2022



Communications with Those
Charged with Governance of

COLDSTREAM SECURITIES,
INC.

December 31, 2021

COMMUNICATIONS WITH THOSE CHARGED WITH GOVERNANCE

To the Board of Directors
Coldstream Securities, Inc.

We have audited the financial statements of Coldstream Securities, Inc. (the Company) as of and for the year ended December 31, 2021, and have issued our report thereon dated February 22, 2022. Additionally, we have reviewed the Company's Exemption Report and have issued our report dated February 22, 2022. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER STANDARDS SET BY THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB)

As stated in our engagement letter dated October 4, 2021, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated October 4, 2021, to review management's statements included in the Company's Exemption Report prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The statements include the assertion that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and that they are filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception, they met the provisions of Footnote 74.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

PLANNED SCOPE AND TIMING OF THE AUDIT

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated October 4, 2021, and our planning letter dated October 4, 2021.

SIGNIFICANT AUDIT FINDINGS AND ISSUES

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during 2021. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- The Company's revenue recognition policies under ASC 606.

- *Related Party Transactions / Expense Sharing Agreement* – The allocation of expense between related parties requires judgment by management. The Company has an expense sharing agreement (the Agreement) with Coldstream Holdings, Inc (CHI) whereby CHI provides office administration, compliance, overhead and the use of facilities for the benefit of the Company. The Company is allocated these costs based on criteria specified in the Agreement.

The Company's financial statement disclosures sufficiently describe revenue recognition and related party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

REQUIRED COMMUNICATIONS

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Schedule A summarizes the reversing effects of the prior year uncorrected misstatements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements as a whole. We did not detect any misstatements in the current year.

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated DATE.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on October 4, 2021.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Audit Committee and management of Coldstream Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 22, 2022

MOSSADAMS